Securities and Exchange Commission
                    Washington, D.  C.  20549

                         _______________

                           Form 10-SB/A

                          ______________


           GENERAL FORM FOR REGISTRATION OF SECURITIES
                    OF SMALL BUSINESS ISSUERS
Under Section 12(b) or 12(g) of the Securities Exchange Act of 1934

                 Commission File Number 000 26973

                        WHOLE LIVING, INC.
          (Name of Small Business Issuer in its charter)



                   NEVADA                             87-0621709
     (State of Incorporation)          (I.R.S. Employer Identification No.)


                    1185 S.  Mike Jense Circle
                        Provo, Utah 84601
                          (801) 342-3300

(Address and telephone number of principal executive offices and principle place of business)


                         ________________

   Securities to be registered under Section 12(b) of the Act:

                               None
                         ________________



   Securities to be registered under Section 12(g) of the Act:

             Common Stock, par value $.001 per share
                         (Title of class)

     In this registration statement references to "Whole Living," "we," "us," and "our" refer to Whole Living, Inc.

FORWARD LOOKING STATEMENTS

     This Form 10-SB contains certain forward-looking statements. For this purpose any statements contained in this Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "estimate" or "continue" or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially depending on a variety of factors, many of which are not within Whole Living's control. These factors include but are not limited to economic conditions generally and in the industries in which Whole Living may participate; competition within Whole Living's chosen industry, including competition from much larger competitors; technological advances and failure by Whole Living to successfully develop business relationships.

     Whole Living's short operating history and operating losses raise substantial doubt about its ability to continue as a going concern. This fact is reported by the our independent auditors, Hammond and Company and Crouch, Bierwolf & Chisholm.


ITEM 1. DESCRIPTION OF BUSINESS

Business Development

     Hystar Aerospace Marketing Corporation of Idaho was incorporated in the state of Idaho on January 30, 1986 as a subsidiary of Nautilus Entertainment, Inc. (the "Hystar Aerospace"). Hystar Aerospace was formed to lease, sell and market the Hystar airship and the Burket Mill, a waste milling device. However, the venture was found to be cost prohibitive and Hystar Aerospace ceased such activities in 1986. Hystar Aerospace did not engage in any further commercial operations. On March 5, 1998 Hystar Aerospace changed its name to Brick Tower Corporation.

     On November 25, 1998, our five principal shareholders formed Whole Living, Inc., a Utah corporation, (the "Whole Living Utah"). Shortly thereafter, Whole Living Utah acquired the principal business assets of Brain Garden, LLC, a Utah Limited Liability Company operated by Don Tolman. The assets acquired by Whole Living Utah included the products and formulas presently being marketed by Whole Living as well as the trademark "Brain Garden."

     Whole Living was incorporated in the state of Nevada on March 18, 1999. On March 19, 1999 Brick Tower Corporation merged with Whole Living for the sole purpose of changing Brick Tower's domicile from Idaho to Nevada. In May of 1999, Whole Living completed a reverse merger with Whole Living Utah. The properties, trademarks, and related assets of Whole Living Utah were acquired by Whole Living, Inc., a Nevada corporation, which is the surviving corporation as a result of the reverse merger. This merger was accomplished by the Nevada corporation's issuance of 6,000,000 shares of its restricted common stock to the five shareholders of Whole Living Utah in exchange for all of the issued and outstanding stock of the Whole Living Utah corporation. Pursuant to the merger agreement, our parent company divested itself of its controlling interest, the directors and officers of Whole Living resigned and the management of Whole Living Utah filled the vacancies, and the former shareholders of Whole Living Utah obtained 58% of the total voting power.

Our Business

     Whole Living, doing business as Brain Garden TM, is a total lifestyle company focused on improving mental and physical performance through a Whole Foods - Whole Learning - Whole Living philosophy. Our message is a blend of cutting-edge research and ancient wisdom and methods. By ancient wisdom, we refer to certain dietary practices and specific whole-food combinations that have been viewed for centuries as promoting health. These

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include:

     i. Jewish practice for nearly 4,000 years (Amos 9:14; Daniel 1:11-20), their tradition and scriptures which state that eating certain foods, including "pulse," results in greater health and mental acuity; and

     ii. Historic Christian practices, traditions and scriptures (1 Cor. 3:2; 1 Tim. 4:3; Heb. 5:12; D&C 89) which state that eating certain foods and not others is healthier for the body.

     In addition, the Surgeon General of the United States and the Physicians Committee for Responsible Medicine have both concluded that the key to good health is proper diet (defined in part as fruits, vegetables, nuts, seeds, legumes and whole grains as opposed to processed foods), plenty of water and regular exercise.

     Our product philosophy is to combine the best of science and nature and to produce food and personal care products that are 100% natural, and to the extent possible, organic. We employ a network marketing system to sell our products to customers and independent distributors, and we rely on our distributors to sponsor new distributors. We are committed to developing and providing quality products that are easy to use, easy to sell and effective.

     Whole Foods. We promote an appreciation for earth's bounties and encourage eating real foods, such as, fresh fruits and vegetables, legumes and grains. Our line of Whole Foods snacks and meal replacements are convenient and enjoyable and reduce or eliminate the need for nutritional supplements.
We believe that pills and supplements cannot replace Whole Foods and that twentieth century convenience foods provide a high-fat, high-sugar, low-fiber diet which may have resulted in increased cancer, heart disease and obesity rates.

     Whole Learning. We believe imagination is the key to unlocking learning potential. Our Whole Learning products include interactive programs that help the consumer create a "home-learning environment" for their family. We offer a complete line of multi-media, interactive curriculum software for learners from preschool through adulthood.

     Whole Living. We provide personal development and life-balancing programs to help people and families experience life more abundantly. We have created all-natural, chemical-free product lines of personal care, skin care and essential oils, to enhance the rituals of daily living.

Principal Products

     Our major Whole Foods product is Pulse TM, which consists of a variety of nuts, seeds, fruits and grains. The ingredients used in Pulse TM are combined in specific mathematical ratios which we believe are based on a 2500 year old formula which originated in Biblical times. (See, Chapter 1 of the King James
version of Daniel.)   We believe nutritional science is strongly pointing to
frequent snacking throughout the day as opposed to "three square meals." Pulse may be used as a snack or a meal replacement. Pulse TM has the proteins, fibers, carbohydrates and other nutrients needed in a healthy diet and comes in four different flavors. Pulse TM also is an integral part of our weight-loss program called "Daniel's 10-day Challenge." Currently 55% of our product sales revenue is derived from our Pulse TM products. Our other major Whole Foods snack products include Parched Pulse and Brain Grain.

     Our Whole Learning products include our interactive educational programs which provide learning tools for learners from kindergarten through adulthood. These programs cover such topics as spelling, math, science, reading, foreign languages and parenting tools. These programs are multi-sensory and interactive and are designed to involve the creative imagination of the learner. We believe the "rote learning" model of education has been used to routinize the learning process and control the mind set of the learner. We believe rote learning fails to recognize the individuality of learners, stifles creativity and robs the human mind. We believe our programs offer a clear, imaginative alternative for learners of all ages.

     Our Whole Living product line includes essential oils, and chemical-free personal and home-care products which are made from the oils and tissues of plants. Our new line of personal care and essential oils is called Earthborn Creations TM and will be introduced in the fall of 1999. We believe that what is put on the skin is passed through the skin and finds its way into other tissues in the body. Therefore, an individual should not put anything

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on the body that cannot also be put in the body.  Our most popular personal care product is Pro L'eve which is a full strength progesterone cream made from wild yams, soy and other natural ingredients. Pro L'eve is designed for women who experience hormone imbalance.

Distribution Network

     We currently have only one sales office located in Provo, Utah. We rely on network marketing for the distribution of our products. Anyone can purchase products from us for personal use or resell, but he or she does not have the potential to earn commissions. Only those individuals who sign up as a distributor can sponsor other distributors and earn commissions from the resale of our products. Management believes that one of our key competitive advantages is our "Unigen" distributor compensation plan (the "Unigen Plan").

     Network marketing companies and their marketing plans have been around for over 50 years. Many of the founding companies in this industry such as Amway, Mary Kay, and Shaklee, have not made significant changes to their marketing plans for decades. During the 1970s, 1980s and into the 1990s, new companies in the industry such as Nuskin, Neways, Natures Sunshine Products, Melaleuca, and many others have taken aspects of these original marketing plans and added various twists and/or changes in order to make their compensation plans more rewarding for distributors.

     In the traditional networking system such as that used by Nuskin, a group of people occupy a single level within the compensation plan. Under the "unilevel" plan, a single person occupies a level within the compensation structure. Nature's Sunshine Products, Inc. and Young Living Essential Oils represent two of our competitors who use versions of this "unilevel" plan. Under this structure, a distributor's down line is composed of numerous levels consisting of separate individuals. As more individuals come on line below these levels, each becomes a "leg" for the first distributor.

     Under our system, any distributor on any level can receive compensation. Each individual distributor can qualify for compensation on a monthly basis. Therefore, if they qualify by purchasing the requisite quantity of product and establishing the necessary number of legs, a distributor could receive compensation in his or her first month with Whole Living.

     We combine this single person/single level approach with what we call a "deep generational pay program." Generational pay programs are currently being used by Young Living Essential Oils, Neways, LifeForce International and New Vision. Under a generational program, a distributor receives a small percentage from other distributors that are brought on line below them, both directly and indirectly via the "legs." In our system, this generational concept is tied into our Captain, Team Captain and All Star classifications. As a distributor gains more "qualified legs" which qualify through monthly purchasing volume, his status changes and his percentage of generational compensation increases. For example, to obtain the status of Captain, a distributor needs at least one "active" leg which is defined as a leg that has at least the minimum monthly purchasing volume. As a distributor adds new "active" legs, his or her status moves from Captain to Team Leader, All Star, etc. At each new level, the generational compensation percentages and amount of compensation increases. Therefore, an established distributor may receive a percentage of sales generated by an ever growing number of new distributors that are brought into the program in his or her down line. In our system, these levels can extend downward in many different directions as new distributors build their own legs or "generations." At a predetermined point, the founding distributor can be blocked from receiving new compensation directly from a portion of a successful, active leg. While the original distributor will continue to receive a percentage of the sales generated by other down line distributors, he or she will stop receiving compensation from distributors below this predetermined cut-off generation of a successful leg. Because this block can only occur after several generations, we have classified our program as a "deep generational pay program."

     By combining the unilevel approach with this deep generational pay program, we have developed our "Unigen" marketing plan which we believe takes the best aspects of each approach and combines them into a new, more competitive distributor compensation plan. Several companies have developed and implemented plans similar to ours, such as Young Living Essential Oils, New Vision and LifeForce International. We believe that our

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approach, while similar to these approaches, improves on their models and represents a competitive advantage for our distributors. It is designed to offer a simple method for a distributor to earn compensation from development of his or her business. As the distributor is rewarded financially, he or she is motivated to continue developing an organization and, as a result, we continue to grow.

     Our revenue depends directly upon the efforts of our distributors. We distribute our products exclusively through independent distributors who have contracted directly with us. Our revenue is directly dependent upon the efforts of these independent distributors, and growth in the total number of our distributors. As a distributor who purchases a defined minimum volume of product per month (which we refer to as personal sales volume or "PV") and brings on new distributors below him and thus establishes "legs," that distributor becomes eligible for additional monthly compensation. If one person in a leg purchases the defined minimum monthly volume or PV, that leg becomes "active." To attain the rank of "Captain", a distributor must attain a minimum PV and have at least three "active" legs. A Team Captain is a distributor who has built a down line sales organization which includes at least three "active" Captain legs and has personal monthly sales of at least 150 PV units. To attain the All Star level, a distributor has to build a down line sales organization which includes at least three "active" legs, each of which must have at least one "Team Captain" level distributor somewhere in the down line. In addition, an All Star distributor has to have personal monthly sales of at least 200 PV units.

     In addition to the highest levels, we have two lower level distributor classifications consisting of Team Builder and Team Leader. To qualify as a Team Builder, a distributor must have personal monthly purchases totaling over 50 PV units. A Team Leader is a distributor that has attained the Team Builder level of 75 PV units in personal purchases and has established two "active" legs.

     For management purposes such as product purchasing, sales estimating, forecasting, and incentive planning, we use a second distributor definition known as "currently active distributors" which includes those distributors who, by their recent level of activity, are most likely to purchase products and sell our products in the near future. We use the last six months as the critical time frame within which we classify any distributor who has purchased any products from us as "currently active". Approximately 6,000 of our
distributors fall in this category.   Twenty (20) distributorships have
achieved Team Captain and All-Star (3) executive distributor levels, which are our two highest executive distributor levels. These distributorships have extensive downline networks and account for the majority of our revenue.

     Sponsoring. Sponsoring activities are encouraged but not required of distributors. While we provide product samples, brochures, magazines, audiotapes, videotapes, and other sales materials, distributors are primarily responsible for educating new distributors with respect to our products, the Unigen Plan and how to build a successful distributorship. The sponsoring of new distributors creates multiple levels in the network marketing structure. Persons whom a distributor sponsors are referred to as "active legs," "downline" or "sponsored" distributors. If downline distributors also sponsor new distributors, they create additional levels in the structure, but their downline distributors remain in the same downline network as their original sponsoring distributor.

     We promote sponsoring by using a "three-thirty-three" program which encourages distributors to sponsor at least three new distributors within
thirty days and continue that approach for three months.   We believe that
most of our distributors attempt, with varying degrees of effort and success, to sponsor additional distributors because of the financial incentives provided to those who succeed in building a distributor network that consumes and resells products. Generally, distributors invite friends, family members, and acquaintances to sales meetings, which we call Garden Parties. Our products are represented and the Unigen Plan is explained at the Garden Parties. People are often attracted to become distributors after using our products and becoming regular retail consumers. Once a person becomes a distributor, he or she is able to purchase products directly from us at wholesale prices for resale to consumers or for personal consumption. The distributor is also entitled to sponsor other distributors in order to build a network of distributors and product users.

     At the present time, it is not possible to quantify the amount of revenue provided by each type or classification of distributorship. We are in the process of developing the capability to generate that type of report, but, at this time, do not have that ability. Because our program is based on monthly sales volume, the amount of

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revenue generated by an individual distributor and his down line will vary from month to month based on the fluctuating activity of the levels below that distributor.

     Examples of revenues generated by four "Captain" level distributors for the month of August, 1999 are:

        Name                    Sales Volume               Commission
        -----                   -------------              -----------
1.)     Paragon Health            $   945.00               $  80.45
2.)     Mark Thomas               $ 1,327.00               $ 109.45
3.)     Delores Ludwick           $ 3,448.00               $ 293.95
4.)     Garden Health Ministries  $ 8,863.00               $ 850.35

     As is typical in the direct selling industry, there is turnover in distributors from year to year, which requires the sponsoring and training of new distributors by existing distributors to maintain or increase the overall distributor force and motivate new and existing distributors. We may experience seasonal decreases in distributor sponsoring and product sales because of holidays and customary vacation periods. We cannot predict the timing or degree of fluctuations because of the number of factors that impact the sponsoring of new distributors, and the fact that we have little control over the level of sponsorship of new distributors. We cannot assure that the number or productivity of our distributors will be sustained at current levels or increased in the future.

     Our most successful distributors use current technology to increase their sponsoring activities. They use lead generation systems which focus on target databases. They assist their sales organization in processing and closing the leads through use of automated voice mail systems, interactive web sites and other technological tools.
We believe that our distributors will need to adapt their business models to integrate the Internet into their operations as more and more consumers purchase goods and services over the Internet instead of through traditional retail and direct sales channels.

     Compensation. Each product carries a specified number of sales volume points. Commissions are based on a distributor's personal and group volume.
A distributor receives commissions based on a percentage of sales volume of his or her downline each month. Sales volume points are essentially based upon a percentage of the product's wholesale cost, net of any point-of-sale taxes. As a distributor's retail business expands and as he or she successfully sponsors other distributors into the business, which in turn expand their own businesses, he or she receives more commissions from downline sales. Generally, a distributor can receive commission bonuses only if, on a monthly basis, (i) the distributor achieves at least 50 points (approximately $71) in personal sales volume, and (ii) the distributor is not in default of any material policies or procedures.

     Rules Affecting Distributors. A potential distributor must enter into a standard distributor agreement which obligates the distributor to abide by our policies and procedures. Any person who wants to can join us as a distributor, to purchase products for personal use or to build a down line sales organization. There are two different distributor sign-up fee options
from which a person may choose in order to become a distributor.   The Garden
Starter Kit sells for $14.95. With this option, the new distributor receives basic literature, training materials, guidelines, order forms, price lists, a press kit, home "party" information and handouts, and other helpful literature. The second option is the Garden Basket Kit which sells for $49.95. With this option the new distributor receives all of the materials in the Garden Starter Kit plus several packages of the actual food products, a 90 minute videotape, three audiotapes, two product sample kits and more materials for holding a home "party". No distributor is required to purchase a large inventory of products when he/she starts. However, in order to receive compensation as a distributor and thereby become "active," personal monthly purchases are required. The minimum level for such purchases varies within the five compensation plan levels from 50 PV units for the lowest and 200 PV units for the highest. To purchase 50 PV units, an individual would have to pay approximately $71.00.

      Our standard distributor agreement, policies and procedures, and compensation plan contained in every Garden Starter Kit outline the scope of permissible distributor marketing activities. Our distributor rules and guidelines are designed to provide distributors with maximum flexibility and opportunity within the bounds of governmental regulations regarding network marketing and prudent business policies and procedures. Distributors

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are independent contractors and are thus prohibited from representing themselves as our agents or employees. Distributors are obligated to present our products and business opportunity ethically and professionally. Distributors agree to abide by all local, state and federal laws and regulations pertaining to the advertising, sale and distribution of our products. All advertising must be factual and not misleading and a distributor will be terminated for making false claims about the income potential, the compensation plan, or product efficacy.

     Distributors must represent to potential distributors that the receipt of commissions is based on retail sales and substantial efforts. Distributors may not use any form of media advertising to promote products without our written consent. Products may be promoted by personal contact or by literature produced or approved by us. Products generally may not be sold, and the business opportunity may not be promoted, in traditional retail environments.

     We are not in a position to provide the same level of direction, motivation, and oversight to our distributors as we would our own employees because the distributors are independent contractors. We systematically review alleged reports of distributor misbehavior, but the large number of distributors and their independent status make it difficult to enforce distributor policies and procedures. If we determine that a distributor has violated any of the distributor policies or procedures, we may either terminate the distributor's rights completely or impose sanctions such as warnings, probation, withdraws or denial of an award, suspension of privileges of a distributorship, withholding commissions until specified conditions are satisfied, or other appropriate injunctive relief. To date, no distributors have been terminated for violation of distributor policies or procedures. A distributor may voluntarily terminate his or her distributorship at any time.

     Payment. Distributors pay for products prior to shipment, therefore we carry minimal accounts receivable. Distributors place orders by phone using an automated system or by placing the order with our order takers. They usually pay for the products with a credit card. Less than 2% of our sales are paid for with cash.

     Product Guarantees. We provide a 100% satisfaction guarantee. For 30 days from the date of purchase, our product return policy allows a retail purchaser to return any product to the distributor through whom the product was purchased for a full refund. After 30 days from the date of purchase, the return privilege is in the discretion of the distributor. If, for any reason, the customer of a distributor does not want to keep a product purchased by the customer from the distributor, we encourage the distributor to take back the product and either replace it with another product or return the customer's money, whichever the customer prefers.

     If, for any reason, the distributor does not want to keep a product purchased by said distributor, in accordance with our return policy, we will replace the product or take back the product and reimburse the distributor for the product, whichever the distributor prefers. We warrant any item that is not date stamped for a period of one year. Our product return policy is a material aspect of the success of the distributors in developing a retail consumer base. Our experience with actual product returns has averaged approximately 1% of sales during the first half of 1999.

     Product Liability. We maintain an insurance policy for product liability claims with a $1,000,000 per claim and $2,000,000 annual aggregate limit.

Product Development.

     We are committed to expanding our Whole Foods - Whole Learning - Whole Living product lines with products that are easy to use, easy to sell and which are effective. We anticipate that we will expend approximately $48,000 each year for the next two years for research and development of our product lines. We have several products in development that we expect to launch in late 1999. These products are part of our Earthborn Creations TM personal care line. The Earthborn Creations TM product line will provide creams, lotions, cleansers and shampoos made from essential oils and mixing powders that are all natural and chemical-free, and made entirely from plants.

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Competition

     Product Lines. The market for products designed to enhance mental and physical performance is large and intensely competitive. Our primary competition includes other network marketing companies that manufacture and market herbal remedies, personal care and nutritional products and educational products. We also compete with major retail businesses that provide the same types of products that we offer. We compete with these other companies by emphasizing our uniqueness, the effectiveness and quality of our products and the convenience of our distribution system. We emphasize products that improve health through a diet of real food rather than pills and supplements. All of our products are and will be 100% natural and to the extent possible, organic. Also, our educational products are significantly different than most offered by our competitors because they emphasize imagination rather than rote learning.

     Our Whole Foods snack products compete with "health bars" and nutritional supplements offered by companies such as Amway, Nuskin, Nature's Sunshine Products and Shaklee. Big Planet and Amway offer educational products which compete with our Whole Learning product line. Nuskin, Amway and Young Living Essential Oils dominate the essential oils and personal care product market for our Whole Living products.

     Many of our competitors have much greater name recognition and financial resources. In addition, herbal remedies, personal care and nutritional products can be purchased in a wide variety of channels of distribution.
While we believe that consumers appreciate the convenience of ordering products from home through a sales person or through a catalog, the buying habits of many consumers accustomed to purchasing products through traditional retail channels are difficult to change. Our product offerings in each product category are also relatively small compared to the wide variety of products offered by our competitors.

     Network Marketing Companies. We also compete for distributors with other direct selling organizations, many of which have a longer operating history and higher visibility, name recognition, and financial resources. The dominant network marketing companies in our existing markets are Amway Corporation and NuSkin Enterprises, Inc. We also compete with many smaller network marketing companies who offer personal care products. We compete for new distributors on the strength of our product line, compensation plan and management strength. Management envisions the entry of many more direct selling organizations into the marketplace as this channel of distribution expands over the next several years.

Raw Materials and Suppliers

     A majority of our products are currently produced by manufacturers unaffiliated with us, however, the products are produced according to specifications provided by us or developed by the manufacturers for us. Our profit margins, and our ability to deliver our existing products on a timely basis, are dependent upon the ability of these outside manufacturers to continue to supply products in a timely and cost-efficient manner. Also, the development of additional new products in the future will depend in part on the services of suitable outside manufacturers.

     We use approximately twelve major suppliers and vendors for food ingredients, packaging, and printing. Future 500 Corporation, (the "Future 500") a food processing and packaging company, currently supplies us with approximately 75% of our products. On September 14, 1999 we renegotiated our contract with Future 500 which will require Future 500 to provide us with fresh food products manufactured to our specifications. Our business would be materially adversely affected if we lost Future 500 as a supplier.

     MCB Printing, Inc. supplies the majority of our printing services and Nature's Best supplies the majority of our food ingredients. We may purchase our raw materials from several different sources and most of the raw materials we use are readily available in the market place. We maintain our product inventory using a system in which we keep a 4-8 week inventory based on the product's anticipated movement. Typically, we experience back orders with less than 1% of our orders.

Trademarks, Patents and Intellectual Property

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     We are in the process of securing trademarks for our Brain Garden logo,
Brain Garden TM, Pulse TM, Earthborn Creations TM and several other trademarks. We consider our trademark protection to be very important to brand name recognition and distributor and consumer loyalty to our business. We intend to register our important trademarks in the United States. In addition, a number of our products utilize proprietary formulations, but we do not own any patents for these products.

Government Regulations

     Direct Selling Activities. Direct selling activities are regulated by various federal, state and local governmental agencies in the United States and foreign countries. We believe that our method of distribution is in compliance in all material respects with the laws and regulations relating to direct selling activities in the United States. These laws and regulations are generally intended to prevent fraudulent or deceptive schemes, often referred to as "pyramid," "money games," "business opportunity" or "chain sales" schemes, that promise quick rewards for little or no effort, require high entry costs, use high pressure recruiting methods, and/or do not involve legitimate products. The laws and regulations in our current markets often
(i) impose certain cancellation/product return, inventory buy-backs and "cooling-off" rights for consumers and distributors, (ii) require us or our distributors to register with the governmental agency, (iii) impose certain requirements on us, and/or (iv) impose various requirements, such as requiring distributors to have certain levels of retail sales to qualify to receive commissions. The purpose of these laws and regulations is to ensure that distributors are being compensated for sales of products and not for recruitment of new distributors. The extent and provisions of these laws vary from state to state and internationally. International laws may impose significant restrictions and limitations on our business operations. For example, in Canada the government does not allow distributors to purchase product for resale in Canada. All products purchased by Canadian consumers must be purchased for personal use only.

     Any assertion or determination that we are not in compliance with existing laws or regulations, could potentially have a material adverse effect on our business and results of operations. We cannot assure that regulatory authorities in our existing markets will not impose new legislation or change existing legislation that might adversely affect our business in those markets. Also, we cannot assure that new judicial interpretations of existing law will not be issued that adversely affects our business. Regulatory action, whether or not it results in a final determination adverse to us, has the potential to create negative publicity, with detrimental effects on the motivation and recruitment of distributors and, consequently, on our revenue and net income.

     Regulation of Personal Care and Nutritional Food Products. Our products and related marketing and advertising are subject to some governmental regulation by various domestic agencies and authorities, including the Food and Drug Administration (the "FDA"), the Federal Trade Commission (the "FTC") and Consumer Product Safety Commission, and the United States Department of Agriculture. To date, we have not experienced any complications regarding health and safety and food and drug regulations for our products.

     Our markets have regulations concerning product formulation, labeling and packaging. These laws and regulations often require us to, among other things, conform product labeling to the regulations, and register or qualify products with the applicable government authority or obtain necessary approvals or file necessary notifications for the marketing of such products. Many of our existing markets also regulate product claims and advertising. These laws regulate the types of claims and representations that can be made regarding the capabilities of products. For example, in the United States we are unable to make any claim that our whole foods will diagnose, cure, mitigate, treat, or prevent disease.

Employees

     We have nineteen (19) full time employees. Five of these employees directly support the distributor network. We do not anticipate increasing the number of employees at this time. However, if we experience significant growth, we may be required to hire new employees as necessary. Our employees are not presently covered by any collective bargaining agreement. We believe our relationships with our employees are good and we have not experienced any work stoppages.

Reports to Security Holders

     We have voluntarily filed this registration statement. Following the effective date of this registration statement, we will be required to comply with the reporting requirements of the Securities and Exchange Act of 1934. We will file annual, quarterly and other reports with the SEC. We also will be subject to the proxy solicitation requirements of the Exchange Act and, accordingly, will furnish an annual report with audited financial statements to our stockholders. Interested persons may also visit our web site at www.thebraingarden.com.

Available Information

     Copies of this registration statement may be inspected, without charge, at the SEC's Public Reference Room at 450 Fifth Street N.W., Washington D.C. 20549 and at the Denver Regional offices of the SEC located at 1801 California Street, Suite 4800, Denver, Colorado 80202. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0300. Copies of this material also should be available through the Internet by using the SEC's EDGAR Archive, the address of which is http://www.sec.gov.


ITEM 2. MANAGEMENTS' DISCUSSION AND ANALYSIS

     The following Management's Discussion and Analysis contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors discussed below.

     Whole Living is a network marketing company involved in the distribution and sale of proprietary, whole food, personal care and educational products. Our revenue is primarily dependent upon the efforts of a network of independent distributors who purchase products and sales materials from us for personal use or for resale to customers or sponsored distributors. We realize revenue when products are shipped and title passes to our customers or our independent distributors. Revenue is net of returns, which have historically been less than 1% of gross sales. Distributor commissions are paid to several levels of distributors on each product sale. The amount and recipient of the commission varies depending on the purchaser's position within the Unigen Plan. (See "Business - Distribution Network," above.) These incentives are classified as operating expenses.

     Costs of sales primarily consist of the cost of the products purchased from third-party vendors and distributor commissions. Distributor commissions are paid to distributors on a monthly basis based upon their personal and group sales volume. The overall payout average has been approximately 35% of product sales. Also, distributor commissions include the cost of computing and paying commissions as well as the cost of various incentive programs for distributors which may include the cost of trips to our conventions and other incentives paid to distributors for achieving certain sales goals.

Reverse Merger Treatment

     In May of 1999 Whole Living merged with Whole Living, Inc., a Utah corporation doing business as Brain Garden TM (Whole Living Utah). Prior to the date of the merger, Whole Living Utah had obtained the principal assets, products and trademarks of Brain Garden, LLC, a Utah Limited Liability Company, owned by Don Tolman. Whole Living, the Nevada corporation was the surviving entity following the statutory merger. As a result of the merger we acquired the business operations, products and assets of Whole Living Utah which are a significant part of our ongoing business and the products that we sell. In conformance with generally accepted accounting principles, the merger has been accounted for as a "reverse merger" and the accounting survivor is Whole Living Utah. The reverse merger was completed pursuant to the statutory requirements of Utah and Nevada through the exchange of 6,000,000 shares of the Whole Living's common stock for all the outstanding stock of Whole Living Utah. As a tax free exchange pursuant to Section 368
(a)(1) (A) of the Internal Revenue Code, no additional consideration other than the 6,000,000 shares of our common stock was received or given. Our reorganization is merely an accounting entry to the consolidated books, clearing the retained losses of Whole Living, and adjusting the common stock to reflect the shares outstanding. There is no effect to the capital resources or liquidity of Whole

 Living as a result of the reverse merger. We will use Whole Living Utah's fiscal year of December 31st, rather than March 31st. The following discussions will be based upon the Whole Living's audited financials for the fiscal years ended March 31, 1999 and 1998. The discussions regarding the six month interim period ended June 30, 1999 will be based upon the unaudited financials which reflect the operations of the merged corporations.

Liquidity and Capital Resources

     We have funded our cash requirements primarily through sales of our common stock and debt. As of the fiscal year ended March 31, 1999 we had $150,000 in cash and total assets of $800,000 with no liabilities. During the interim period ended June 30, 1999, we posted cash amounts of $44,905 and total current assets of $396,234, with current liabilities of $691,400, resulting in a negative net worth of $295,166. Our operating loss for that period was $914,124 and was funded primarily by an advance of $650,000 to Whole Living Utah by Whole Living, a loan of $340,000 and $500,000 raised in a private placement. (See, "Certain Relationships and Related Transactions," and "Recent Sales of Unregistered Securities," below.) We currently do not have any material capital commitments.

A summary of our audited balance sheets for the years ended March 31, 1999 and 1998 and our balance sheet for the interim period ended June 30, 1999 are as follows:

                              Years Ended March 31,    Interim Period Ended
                             1998              1999     June 30, 1999
                           ------------ -------------- -------------------
Cash/Cash Equivalents       $  0        $    150,000   $      44,905
Current Assets                 0             800,000         396,234

Total Assets                   0             800,000         716,719

Current Liabilities            0                   0         691,400
Total Liabilities              0                   0         691,400

Total Stockholder Equity       0             800,000          25,319
Total Liabilities &
   Stockholder Equity          0             800,000         716,719


     We believe we have sufficient resources to continue our operations, product development, and sales and marketing development for the next twelve months. We expect to fund growth from internal cash flows if growth remains relatively moderate (below 50% per month). However, if we experience growth rates in excess of 50% per month, we will need to seek additional external financing. We do not plan to engage in the continuous sale of securities to meet our requirements for capital and liquidity through the end of fiscal 2000. Although we may be required to attempt to raise additional capital to meet our liquidity requirements through the end of fiscal 2001, at the present time, we are not engaged in any ongoing offerings of our securities. We might also require external financing to fund the development of Whole Learning programs if market research shows strong demand for the proposed products.

     Internal cash flows will be dependent on a number of factors: 1) our ability to develop successful new product lines; 2) our ability to encourage our distributors to sponsor new distributors and increase their own personal sales; 3) regulatory changes; and 4) our ability to remain competitive in our markets. Actual costs and revenues could vary from the amounts we expect or budget, possibly materially, and those variations are likely to affect how much additional financing we will need for our operations.

     If additional funds are needed, we can not assure that funds will be available from any source, or, if available, that we will be able to obtain the funds on terms agreeable to us. We have not investigated the availability, source or terms for additional financing. If we raise funds through the sale of our common stock, our then current shareholders may experience dilution in the value per share of their common stock. Also, the acquisition of funding through the issuance of debt could result in a substantial portion of our cash flows from operations being dedicated to the payment of principal and interest on the indebtedness, and could render us more vulnerable to competitive and economic downturns.

Results of Operations

     Prior to our merger with Whole Living Utah, we did not generate any revenues during the fiscal years 1998 and 1999. Whole Living Utah was incorporated in November of 1998 and thus has a short history of operations
prior to the merger.   Accordingly, we are unable to present a meaningful
comparative analysis of our operations from year to year or quarter to
quarter.   Since Whole Living Utah is the accounting survivor, we will present a comparison of the operations of Whole Living Utah for the fiscal year ended December 31, 1998 and our interim six month period ended June 30, 1999.

     We posted a net loss of $920,423 for the interim period, compared to a net loss of $55,257 at the end of the fiscal year. Our revenues during the interim period were $1,033,498 compared to $163,074 at year's end. Our gross profit for the interim period was $745,177, compared to the year end amount of $97,667. Our operating expenses totaled $1,659,301 for the interim period as compared to $152,697 at year's end. The increase is operating expenses is a result of general administrative costs which jumped from $87,902 to $982,777, and selling expenses which increased from $54,755 to $675,477. The increase in operating expenses is due primarily to: 1) expenditures to create and support the infrastructure and systems to support expected revenue levels; 2) costs to develop the distributor network, and 3) product and sales and marketing program development.

     We anticipate our operating losses to continue until we develop a larger distributor network, produce new marketing and sales materials and develop new product lines. However, we also expect our revenues to increase as a result of our efforts to build a larger distributor network and expand our product lines. This rise in revenues will likely be offset by increased operating expenses due to additional burdens on our managerial, accounting, and support personnel. Also, by becoming a fully reporting company we will add additional expenses to our operations, including the expense of filing this registration statement, preparing annual reports and preparation and filing of Form 10K's and 10Q's.

Seasonal Aspects

     In the direct selling industry, the summer months of June, July and August, and the holiday months of November and December are relatively soft. However, in the past we have not experienced a decrease in sales during these time periods and are unsure how the industry-wide fluctuations will affect our business in the future.

Year 2000 Compliance

     In early 1999, we created a Year 2000 committee and asked it to evaluate the Year 2000 problems that we may encounter and take appropriate action to address the possible material implications of those problems. This Year 2000 committee has developed and is implementing a plan to respond to the perceived potential problems and attempt to render us Year 2000 ready.

     The committee has identified three potential problem areas that could have a material adverse impact on or financial condition, liquidity and results of operations. These areas are: (1) our in-house informational technologies which include our main computer system and partial information collection and retrieval devices; (2) our contract suppliers who provide the raw materials and services necessary to produce and distribute our products; and (3) our distributors and customers who represent the ultimate sellers and purchasers of our products.

     As part of the Year 2000 initiative, we have established a testing program to determine whether our assets are Year 2000 ready. Our testing program is conducted in stages:

     The initial stage consists of testing our in-house main computer server and personal computers that are networked to the main server. For example, testing a particular application to ensure that it correctly manipulates dates and date-related data and properly operates in a Year 2000 ready environment.

     The second stage includes testing interfaces between software providers and our interactive touch-tone ordering system, called Interactive Voice Response (IVR), to ensure that these interfaces will correctly send and receive date-related data.

     The final stage involves beginning-to-end validating of the ordering/shipping process to ensure the total system has the capability to send and receive date-related data.

     We have not deferred any major information technology project as a result of the implementation of the Year 2000 initiative.

     As of June 30, 1999, we have completed a review of our internal computer systems and associated devices and have concluded, based on this review of our operations and computer systems, that our significant information technology ("IT") systems will not be affected by Year 2000 problems. Internally, the only critical Y2K questions relate to our IT systems. We have determined that our enterprise level database program, which hosts all order entry, inventory, shipping and commissions functions is Year 2000 compliant. Also, our database server and other computers have been checked and deemed Year 2000 compliant by a third party computer systems consultant. All of our network stations are very late model personal computers running on the latest version of Windows NT. If affected at all, our internal IT systems will not be materially affected and the minor problems will be solved by replacing or modifying the programs at a cost that will not be significant.

     The second potential problem area is represented by non-information technology ('non-IT") assets. This encompasses (i) the third party vendors who supply the raw materials needed to produce our various products; (ii) the third party purveyors who provide marketing materials for our distributors and customers; and (iii) other third parties that provide goods and services to our operation. Examples of this last category include the local and national telephone companies, the ground-based delivery companies including Federal Express and UPS, and the local utility companies.

     Over seventy percent of the raw materials that we use in blending our products are supplied to us by a simple supplier. We have had various discussions with that supplier, Future 500, concerning its Year 2000 compliance and have received initial written confirmation of that compliance. We are in the process of contacting other suppliers in an effort to ascertain their Year 2000 compliance and their state of readiness. To date, we have received assurances from a majority of these suppliers that their IT and non-IT assets are presently compliant or will be Year 2000 compliant by the end of the fourth quarter of 1999. We are in the process of reviewing the responses received from these vendors to evaluate the accuracy and adequacy of the disclosures made by the vendors as to their Year 2000 compliance status. We may need to seek additional information in October and November from some of these vendors to substantiate their claims of Year 2000 readiness of their non-IT assets. We believe that this review process will be completed by the end of November, 1999.

     As an additional safeguard to interruption in the supply of raw materials for the formulation of our products, we have initiated an inventory reserve program under which we plan to produce and inventory ten weeks worth of completed product and maintain that level of inventory through the end of February 2000. We believe that this expansion of our inventory reserve coupled with the fact that 75% of our raw materials are supplied by Future 500 will provide a safeguard against any delay in our receipt of needed raw materials due to third party supplier failure to become Year 2000 compliant.

     In addition, all of our promotional materials are produced for us by a related third party company, MCB Printing, Inc. We have completed our assessment of that company's preparedness for material Year 2000 problems and have concluded that our supply of promotional materials will not be materially affected.

     Our local utility company (Utah Power), our local phone service provider (US West) and our bank (Zion's Bank) have made public statements of their preparedness for the Year 2000. We have not undertaken any independent conformation of those statements, but have relied upon them. Similarly, we have relied upon but made no independent verification of statements made by Federal Express and other ground-based carriers that they will not be materially affected by Year 2000 problems.

     The last category is composed of our distributors and their customers which collectively make up our customer base. Interruption in the distributor's ability to access their down lines could have a material adverse impact on our financial condition, liquidity and results of operations. We have engaged in discussions with our Team Captain, Captain and All Star distributors regarding potential Year 2000 problems and the necessity of a contingency plan to prevent significant interruption of our businesses. Due to the size of our company and the nature of our distribution system, we have concluded from these discussions that any eventual impact will not be material. The majority of our distributors place orders telephonically through our interactive voice response (IVR) system. We have initiated tests of the interface between our software providers and this system to ensure that the distributors will be able to access the system and place their orders.

     We estimate that we have spent approximately $3,000 through June 30, 1999 on implementation of the Year 2000 initiative, with the majority of the work being performed by outside consultants. These costs have been minimal since most of our IT and non-IT assets have been purchased already Year 2000 compatible.

     These costs do not include the costs of developing our Year 2000 contingency plans. Currently, we estimate that we will incur approximately $1,000 to $1,500 in direct costs in connection with developing our contingency plans.

     These are our management's best estimates and may be revised as additional information becomes available.

     To date, we have not identified any material IT or non-IT assets critical to our operations that present a material risk of not being Year 2000 ready, that cannot be replaced with a suitable alternative, or for which we do not have an acceptable contingency plan. As the Year 2000 initiative has proceeded, we have identified our highest risk, third party providers that present a potential risk of a Year 2000-related disruption. We will continue to monitor those suppliers and develop contingency plans, as necessary. At this point, we believe that our most reasonably likely worse case scenario will result from challenges presented by Year 2000 disruptions experienced by our utility providers. A significant disruption in services provided by such a party could have a material adverse impact on our financial condition, liquidity or results of operations.

     This Management's Discussion and Analysis of Financial Condition and Results of Operations and Liquidity and Capital Resources, and other parts of this Report, contain "forward-looking" statements about matters that are inherently difficult to predict. Those statements include statements regarding our intent, belief or current expectations. Some of the important factors that affect these statements have been described above as each subject is discussed.

     Such forward-looking statements involve risks and uncertainties that may affect future developments such as, for example, the ability to deal with the Year 2000 issue, including our ability to discovery and correct potential Year 2000 issues and the ability of third parties to appropriately address their Year 2000 issues. If the modifications and conversions required to make us Year 2000 ready are not made or are not completed on a timely basis, the resulting problems could have a material adverse effect on the financial condition, liquidity, or results of operations.


ITEM 3.  DESCRIPTION OF PROPERTIES

     We lease 6,727 square feet of administrative and office space, as well as, 686 square feet of warehouse space from RDR Properties, LC. RDR Properties, LC owns the real property outright and no encumbrances have been placed upon it. The building is a two-story office building with an attached airplane hanger. The building and large parking area is located at the Provo, Utah airport. We have no plans, or need, to renovate, improve or develop the existing property. The terms of the lease are as follows: two-year lease ending February 28, 2001 which is renewable thereafter. The monthly payment is $8,002.00 for the total 7,413 sq. feet. The fire insurance on the building is covered by the landlord. We carry a $2,000,000 insurance policy for our contents and for liability.

     We were given a license by Provo City to occupy and use the office portions of this building. That business license was issued on May 13, 1999 and is License No. 39760. We have not been given a license to use the warehouse portion of this building for inventory and distribution purposes. Provo City has notified us that we may have to vacate the warehouse portion of the building. We are negotiating with the Provo City for a zoning exemption that would allow us to remain in the warehouse during the term of our lease. As a safeguard, we are negotiating with Mark Burdge, a shareholder and Director of Whole Living, who owns MCB Printing, Inc. in Provo, Utah, for the use of some of MCB Printing, Inc.'s property for warehousing and distribution. A final decision as to whether we will move to MCB Printing, Inc.'s facility has not yet been made. We expect to make a final decision by October 15, 1999.


ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth, as of June 30, 1999, the beneficial ownership of our outstanding common stock of; (i) each person or group known by us to own beneficially more than 5% of our outstanding common stock, (ii) each of our executive officers, (iii) each of our director's and (iv) all executive officers and directors as a group. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as indicated by footnote, the persons named in the table below have sole voting power and investment power with respect to the shares of common stock shown as beneficially owned by them. The percentage of beneficial ownership is based on 10,699,000 shares of common stock outstanding as of July 15, 1999.

CERTAIN BENEFICIAL OWNERS

                                        Common Stock Beneficially Owned
                                        -------------------------------
Name and Address of                    Number of Shares of
Beneficial Owners                      Common Stock        Percentage of Class
------------------------------------   ------------------- -------------------

Mark Comer                                918,920               8.6%
1185 S.  Mike Jense Circle
Provo, Utah 84601

PHI Mutual Ventures, LLC                 4,702,701*            43.9%
525 South 300 East
Salt Lake City, Utah 84111

MANAGEMENT

                                   Common Stock Beneficially Owned
                                   -------------------------------
Name and Address of                 Number of Shares of
Beneficial Owners                   Common Stock          Percentage of Class
--------------------------------    -------------------   -------------------

Ron Williams                            1,567,567*          14.7%
1185 S.  Mike Jense Circle
Provo, Utah 84601

Bruno Vassel III                        1,567,567*          14.7%
1185 S.  Mike Jense Circle
Provo, Utah 84601

Bill Turnbull                           1,567,567*          14.7%
1185 S.  Mike Jense Circle
Provo, Utah 84601

Mark Burdge                               378,379            3.5%
1185 S.  Mike Jense Circle
Provo, Utah 84601

All executive officers and
 directors as a group                   5,081,080           47.5%

*See, "Changes in Control," below.

Changes in Control.

     On May 17, 1999 Whole Living borrowed $340,000 from PHI Mutual Ventures,
LLC.   The promissory note for the loan is secured by our common stock held in the name of Messrs. Williams, Turnbull and Vassel. If the loan is not repaid with interest by Whole Living by May 1, 2000, PHI Mutual Ventures, LLC, or the holder of the note, will acquire 4,702,701 shares, which currently represents 43.9% of our outstanding shares. (See, "Certain Relationships and Related Transactions," below.)

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     Our executive officers and directors and their respective ages and positions with us are set forth below. Biographical information for each of those persons is also presented below. Our executive officers are chosen by our Board of Directors and serve at its discretion. There are no existing family relationships between or among any of our executive officers or directors.

Directors and Officers

Name                      Age       Position Held
-----------------------   ----     -----------------------------------
Ron Williams               38          President, C.E.O. and Director
Bruno Vassel III           55          Vice President, Treasurer, Chief
                                          Operating Officer and  Director
Bill Turnbull              42          Secretary and Director
Mark Burdge                42          Chief Financial Officer and Director

     Ron Williams. President, C.E.O. and Director of Whole Living Utah since November of 1998. Mr. Williams is a network marketing industry veteran, having served from April 20, 1992 to September 20, 1997 as Vice President of Marketing for Neways International, of Salem, Utah. Neways International is a privately held network marketing company that sells personal care and nutritional supplements. In September 1997, Mr. Williams left Neways to accept the General Manager and Vice President of Marketing position at Young Living Essential Oils, a company headquartered in Payson, Utah. From September 1997 through November 1998, Mr. Williams served as General Manager and eventually Vice President of Marketing for Young Living Essentials, Payson, Utah. Young Living Essentials is a privately held network marketing company which sells aroma therapy oils and personal care products.

     Bruno Vassel III. Vice President, Treasurer and Chief Operating Officer of Whole Living Utah since November 1998. From March 1, 1973 to July 4, 1986 Mr. Vassel was employed by Avon Products, Inc. in New York City. From July 5, 1993 to May 1, 1996 Mr. Vassel served as Vice President of Human Resources and as a member of the Executive Committee of Nature's Sunshine Products, Provo, Utah. Natures Sunshine Products is a publicly traded network marketing company which sells herbal nutritional products. Prior to joining Nature's Sunshine Products, from March 1, 1987 to July 5, 1993, Mr. Vassel managed his own international consulting company known as Human Resources Services, Inc. Human Resources Services, Inc. provides consulting services to more than fifty clients, including several Fortune 500 companies. Following his employment with Nature's Sunshine Products, Inc. from May 6, 1996 through November 30, 1998 Mr. Vassel concentrated his efforts on his consulting business. Mr. Vassel received a Bachelor of Arts degree in 1969 from Brigham Young University, Provo, Utah. He is the author of the book "Lengthen Your Leadership Stride".

     Bill Turnbull. Secretary/Treasurer and Director of Whole Living Utah since November of 1998. Mr. Turnbull served as President and Chief Executive Officer of Bonneville Foods, Inc. from December 10, 1989 through January 10, 1998. Bonneville Foods, Inc. is a privately held company that develops and operates franchised restaurants. On January 12, 1998, Mr. Turnbull resigned from Bonneville Foods, Inc. to found Insight, USA which is a direct sales company which specializes in educational software and internet-based educational programs. Mr. Turnbull worked for Insight, USA until it was acquired by Whole Living Utah on November 30, 1998. From 1996 through the present, Mr. Turnbull has served as President for TJ Development, a commercial real estate investment company which he founded in early 1996. He received a Bachelor of Science degree from Brigham Young University, Provo, Utah in 1982.

     Mark Burdge. Director since March 15, 1999. Mr. Burdge is the primary owner of MCB Printing, Inc., a printing business located in Provo, Utah which specializes in the printing of product marketing materials for network marketing companies. From January 13, 1994 through the present, Mr. Burdge has served as the President and Chief Executive Officer of MCB Printing, Inc. Mr. Burdge received a Bachelor of Science degree from Brigham Young University in 1983. From September, 1984 through January, 1986, Mr. Burdge served as a Regional marketing Director for Nuskin International, a private company located in Provo, Utah.


ITEM 6. EXECUTIVE COMPENSATION

     During the fiscal year ended March 31, 1998 and 1997 none of our officers received any cash compensation, bonuses, stock appreciation rights, long term compensation, stock awards or long-term incentive rights. The following table shows the compensation of our executive officers for the year ended March 31, 1999. We do not have any standard arrangement for compensation of our directors for any services provided as director, including services for committee participation or for special assignments.



                        COMPENSATION TABLE
                       Annual Compensation

                                  Fiscal                       Other Annual
Name and Principal Position       Year     Salary     Bonus    Compensation
----------------------------      -----   ---------   ------   -------------
Ron Williams,
President, CEO                    1999    $ 60,000      0       $ 6,000*

Bruno Vassel, III,
Vice President, Treasurer, COO    1999      60,000      0         6,000*

Bill Turnbull, Sr.,
Secretary, Director               1999      60,000      0         6,000*

Mark Burdge,
Director, CFO                     1999           0      0            0

     *Personal benefits: a leased automobile


Employment Contracts

     We have adopted a policy of entering into employment agreements with our senior management, and have entered into such agreements with Messrs. Williams, Vassel and Turnbull. The term of the agreements start on March 15, 1999 and have initial terms of three years, with automatic renewal for one year periods thereafter. Under the agreements each officer is entitled to receive a base salary of $60,000 during the first year of the agreement. Each is entitled to incentive bonuses, vacation time, insurance on an automobile, stock options at the Board's discretion and reimbursement for expenses. We may terminate the employment agreements for cause as that term is defined in the agreements. If we terminate the employment at our discretion, each will receive compensation due him for a period of twelve months. Each has promised not to compete with Whole Living for a period of one year after termination.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The following information summarizes certain transactions either we engaged in during the past two years or we propose to engage in involving our executive officers, directors, 5% stockholders or immediate family members of such persons.

      On or about December 31, 1998, Mark Comer, a shareholder in Whole Living Utah, advanced $50,000 to that entity. The advance was made informally without the execution of a promissory note or other writing. Because no due date or annual interest rate was stated, the obligation is due upon demand and carries interest at the statutory rate of 10% per annum. To date, no portion of this obligation has been paid and no demand for payment has been made.

     We lease our office and warehouse space from RDR Properties, LC for a total lease price of $8,002.00 per month. Mark Comer, a shareholder, is a fifty percent owner of RDR Properties, L.C. This rental rate is slightly lower than the prevailing rate for comparable properties in Provo, Utah and the usual rent deposit and tenant improvement expenses were waived by RDR Properties, LC. Therefore, the rental terms are slightly more favorable for us than we would have received from an independent third party.

     All of our named executive officers own interests in MRB, LLC which prepares sales aids and product kits for us. MRB's services include the design and production of printing and packaging, and the production of video and audio tapes. Mr. Burdge owns a 40% interest in MRB and Messrs. Williams, Turnbull and Vassel each own 20%. MRB provides these products to Whole Living on 90 day credit at competitive rates. Whole Living has paid MRB approximately $73,000.00 from December 1, 1998 through July of 1999. The terms of Whole Living's purchase of MRB products and services are no more favorable than we could receive from an independent third party.

     Whole Living advanced $650,000 to Whole Living Utah in March of 1999 in anticipation of the merger. The advance was interest free.

     In May of 1999 PHI Mutual Ventures, LLC loaned us $340,000. The loan is represented by a promissory note which is payable, with 9% interest, on May 1, 2000. The note is secured by 4,702,701 shares of Whole Living common stock originally issued to three of our executive officers, Messrs. Williams, Turnbull and Vassel. The stock certificates representing these shares are currently held in escrow pending repayment of the indebtedness. The terms of that loan are no more favorable than we could receive from an independent third party.

     All services and products provided by MRB, LLC are provided to us and other network marketing companies on the same terms. At the present time, services and products provided to us by MRB, LLC constitute approximately 25% of that company's net revenues. MRB, LLC's net revenues from all its operations for the 1999 fiscal year total less than $10,000.

     In the event we must vacate our present warehouse, we are negotiating with Mark Burdge, a shareholder and Director of Whole Living, who owns MCB Printing, Inc. in Provo, Utah, for the use of some of MCB Printing, Inc.'s property for warehousing and distribution. A final decision as to whether we will move to MCB Printing, Inc.'s facility and the final terms for such an agreement have not yet been made. We expect to make a final decision by October 15, 1999.

ITEM 8. LEGAL PROCEEDINGS

     On July 26, 1999, Sharon Baez, an individual, filed a complaint in the Fourth District Court, Provo Department, State of Utah, naming Don V. Tolman, individually and as agent for The Brain Garden, LLC, and Whole Living, Inc. dba Brain Garden, a Nevada Corporation, as defendants. Ms. Baez alleges breach of contract and unjust enrichment by the defendants. The complaint claims that Mr. Tolman, as CEO and President of Brain Garden, LLC. entered into an agreement with Ms. Baez on September 22, 1998. Per the agreement, Ms. Baez loaned $121,264.34 to Mr. Tolman and he agreed to repay the principal amount, with 10% interest, with monthly payments. Ms. Baez claims Mr. Tolman failed to complete the repayment schedule. In addition, the complaint alleges that Whole Living, Inc. contacted persons who had loaned money to Mr. Tolman and had offered to refund their money. Ms. Baez claims she did not receive such an offer. Ms. Baez seeks $113,966.81, pre-judgment interest of 10% per annum and post-judgment interest at the maximum legal rate until all amounts due and owing are paid in full. We disclaim any liability and have referred this matter to our legal counsel.


ITEM 9. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     Our common stock is traded over-the-counter and quoted on the OTC Electronic Bulletin Board under the symbol "WLIV." There has not been any trading activity in our common stock until August 5, 1999. We cannot assure that an active public market will develop in our common stock and a shareholder may be unable to liquidate his investment without considerable delay, if at all.

     Standard Transfer and Registrar Company of Draper, Utah, currently acts as transfer agent for our common stock. As of July 15, 1999 we have approximately 92 shareholders of record with 10,699,000 shares outstanding. 3,999,000 of such shares are freely tradeable (except for such shares as may be acquired by our affiliates). The remaining 6,700,000 shares held by existing shareholders are "restricted securities" as that term is defined by Rule 144.

Dividends

     We have not declared dividends on our common stock and do not anticipate paying dividends on our common stock in the foreseeable future.

OTC Bulletin Board Eligibility Rule

     In January of 1999, the SEC granted approval of amendments to the NASD OTC Bulletin Board Eligibility Rule 6530 and 6540. These amendments now require a company listed on the OTC Bulletin Board to be a reporting company and current in its reports filed with the SEC. As a result of this rule change we have voluntarily filed this registration statement in order to become a fully reporting company and maintain the listing of our common stock on the OTC Bulletin Board. The rule requires that the SEC come to a position of no further comment regarding the registration statement before a company is considered compliant. We cannot assure that the SEC will come to such a position in regards to this registration statement prior to our phase-in date of October 1, 1999. According to the rules, if we are not in compliance at our phase-in date our common stock will be removed from the OTC Bulletin Board and placed on the National Quotation Bureau's Pink Sheets. This move to the "pink sheets" may adversely affect the market, if any, in our stock.



ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

     The following discussion describes all securities sold by us within the past three years without registration: On July 13, 1999 our Board authorized the issuance of 400,000 common shares to SGS Holdings, Inc. for $500,000 cash. On March 24, 1999 as part of the reverse merger between Whole Living and Whole Living Utah, Whole Living issued 6,000,000 shares of its restricted common stock to the five shareholders of Whole Living Utah. In consideration for this issuance, Whole Living received all of the issued and outstanding common stock and thereby 100% ownership of Whole Living Utah. In March of 1999 at Whole Living's organizational meeting, the Board authorized the issuance of 100 common shares each to our then President, Anita Patterson, and our then Secretary/Treasurer, April Marino, for $2.00 cash; on January 15, 1999 the Board authorized the issuance of 300,000 shares to Daniel W. Jackson, as escrow agent, for $800,000 cash.

     In connection with each of these isolated issuances of our securities, we believe that each purchaser (i) was aware that the securities had not been registered under federal securities laws, (ii) acquired the securities for his/her/its own account for investment purposes and not with a view to or for resale in connection with any distribution for purpose of the federal securities laws, (iii) understood that the securities would need to be indefinitely held unless registered or an exemption from registration applied to a proposed disposition and (iv) was aware that the certificate representing the securities would bear a legend restricting their transfer. We believe that, in light of the foregoing, the sale of our securities to the respective acquirers did not constitute the sale of an unregistered security in violation of the federal securities laws and regulations by reason of the exemptions provided under Sections 3(b) and 4(2) of the Securities Act, and the rules and regulations promulgated thereunder.


ITEM 11. DESCRIPTION OF SECURITIES

Common Stock

     We are authorized to issue 50,000,000 shares of common stock, par value $.001 per share, of which 10,699,000 shares were issued and outstanding as of July 15, 1999. We have not authorized or issued preferred stock. All shares of common stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of common stock entitles the holder (i) to one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders, (ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available; and (iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of Whole Living. Our stockholders have no preemptive rights to acquire additional shares of common stock or any other securities. All outstanding shares of common stock are fully paid and non-assessable.

Anti-Takeover Effective Nevada Law In Certain Provisions

     Nevada law provides that any agreement providing for the merger, consolidation or sale of all or substantially all of the assets of a corporation be approved by the owners of at least the majority of the outstanding shares of that corporation, unless a different vote is provided for in the Articles of Incorporation. Our Articles of Incorporation do not provide for a super-majority voting requirement in order to approve any such transactions. Nevada law also gives appraisal rights for certain types of mergers, plans of reorganization or exchanges or sales of all or substantially all of the assets of a corporation. Under Nevada law, a stockholder does not have the right to dissent with respect to (a) a sale of assets or reorganization, (b) any plan of merger or any plan of exchange, if (i) the shares held by the stockholder are part of a class of shares which are listed on a national securities exchange or the NASDAQ National Market Systems, or are held of record by not less than 2,000 shareholders and (ii) the stockholder is not required to accept for his shares any consideration other than shares of a corporation that, immediately after the effective time of the merger or exchange, will be part of a class of shares which are listed on a national securities exchange or the NASDAQ National Market System, or are held of record by not less than 2,000 holders.

Control Share Acquisition Provision

     Under Nevada law, a controlling interest is statutorily defined to mean the ownership of sufficient outstanding voting shares of an issuing corporation to enable the acquiring person, directly or indirectly, to vote either (i) one-fifth or more but less than a third of all voting shares; (ii) one- third or more than but less than a majority of all voting shares; or
(iii) a majority or more of all outstanding voting shares, in the election of any director. Except as otherwise provided in a corporation's Articles of Incorporation, the approval of the majority of the outstanding stock not held by the offerors is required so that the stock held by the offerors will have voting rights. The control share acquisition provisions are applicable to any acquisition of a controlling interest, unless the Articles of Incorporation or by-laws of a corporation in effect on the tenth day following the acquisition of a controlling interest by an acquiring person provides that the control share acquisition provisions do not apply. We have not elected out of the control share acquisition provisions of Nevada law.


ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Pursuant to Nevada Revised Statutes Section 78.7502 and 78.751, our Articles of Incorporation and bylaws provide for the indemnification of present and former directors and officers and each person who serves at our request as our officer or director. We will indemnify such individuals against all costs, expenses and liabilities incurred in a threatened, pending or completed action, suit or proceeding brought because such individual is our director or officer. Such individual must have conducted himself in good faith and reasonably believed that his conduct was in, or not opposed to, our best interest. In a criminal action he must not have had a reasonable cause to believe his conduct was unlawful. This right of indemnification is not exclusive of other rights the individual is entitled to as a matter of law or otherwise.

     We will not indemnify an individual adjudged liable to us due to his negligence or wilful misconduct toward us, or if he improperly received personal benefit. Indemnification in a derivative action is limited to reasonable expenses incurred in connection with the proceeding. Also, we are authorized to purchase insurance on behalf of an individual for liabilities incurred whether or not we would have the power or obligation to indemnify him pursuant to our bylaws.

     Our bylaws provide that individuals may receive advances for expenses if the individual provides a written affirmation of his good faith belief that he has met the appropriate standards of conduct and he will repay the advance if he is adjudged not to have met the standard of conduct.


ITEM 13. FINANCIAL STATEMENTS

     Our audited financial statements for the fiscal years ended March 31, 1999 and 1998, and our unaudited financial statements for the interim period ended June 30, 1999 are attached hereto.


ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

     Pursuant to the merger agreement, we continue to employ the accounting survivor's (Whole Living Utah's) principal independent accountant, Crouch, Bierwolf and Chisholm, located in Salt Lake City, Utah. For the past two fiscal years we have not had any disagreements regarding accounting practices, financial statement disclosure, or auditing scope or procedure with our former independent accountant, Hammond & Company; nor have their reports contained an adverse opinion or disclaimer of opinion.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

(a)     EXHIBITS

  Exhibit Number       Description


     2.1* Agreement and Plan of Reorganization between Whole Living and Whole Living, dba Brain Garden, dated March 16, 1999.

     3.1*              Articles of Incorporation of Whole Living.

     3.2*              Articles of Merger filed March 19, 1999.

     3.3*              Articles of Merger filed May 24, 1999.

     3.4*              Bylaws of Whole Living

    10.1* Lease between Whole Living and RDR Properties, LC, dated March 1, 1999.

    10.2*              Form of Employment Agreement

    10.3 Consulting Agreement between Whole Living, Inc. and Don Tolman, dated November 30, 1998.

    10.4 Private Label Manufacturing Agreement between Whole Living, Inc. and Future 500 Corporation dated, September 14, 1999.

    11.1*              Statement re computation of earnings per share

    16.1*              Letter of agreement from Hammond & Company, dated
                       August 2, 1999.

    27.1               Financial Data Schedule
________________________

* Previously filed with the Securities and Exchange Commission as part of Whole Living's Form 10SB General Form for Registration of Securities of Small Business Issuers, on August 9, 1999.

                             SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, who are duly authorized.


Date September 15, 1999      WHOLE LIVING, INC.

                                   /s/ Brunon Vassel
                              By:________________________________________
                                     Bruno Vassel II
                                     Vice President, Treasurer,
                                     Chief Operating Officer and Director

                        Whole Living, Inc.

                       Financial Statements

                    June 30, 1999 (unaudited)
                               and
                         December 31, 1998

                         C O N T E N T S


Accountants' Report.................... 3

Balance Sheets .........................4

Statements of Operations .............. 6

Statements of Stockholders' Equity......7

Statements of Cash Flows ...............8

Notes to the Financial Statements ......9

                          <Letterhead of
                   CROUCH, BIERWOLF & CHISHOLM
                   Certified Public Accountants
                   50 West Broadway, Suite 1120
                    Salt Lake City, Utah 84101
                      office (801) 363-1175
                       Fax: (801) 363-0615>



                   INDEPENDENT AUDITOR'S REPORT


To the Board of Directors and Stockholders of Whole Living, Inc.

We have audited the accompanying balance sheet of Whole Living, Inc. as of December 31, 1998 and the related statements of operations, stockholders' equity and cash flows from inception on November 25, 1998 through December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Whole Living, Inc. as of December 31, 1998 and the results of its operations and cash flows from inception on November 25, 1998 through December 31, 1998 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5, the Company's short operating history and operating losses raise substantial doubt about its ability to continue as a going concern. Management's plans in those matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Crouch, Bierwolf & Chisholm

Salt Lake City, Utah
February 23, 1999

                        Whole Living, Inc.
                          Balance Sheet

                              ASSETS

                                              June 30         December 31
                                               1999               1998
                                        -----------------   ----------------
CURRENT ASSETS                            (unaudited)

   Cash (Note 1)                        $         44,905    $       68,205
   Accounts receivable                            56,038             1,044
   Inventory (Note 1)                            209,337            93,995
   Prepaid expenses                               85,954                -
                                        -----------------   ----------------
     Total Current Assets                        396,234           163,244
                                        -----------------   ----------------
PROPERTY & EQUIPMENT (Note 2)                    260,423           167,322
                                        -----------------   ----------------
OTHER ASSETS

    Goodwill (Note 1)                             60,062            43,295
                                        -----------------   ----------------
     TOTAL ASSETS                       $        716,719    $      373,861
                                        =================   ================

The accompanying notes are an integral part of these financial statements.

                        Whole Living, Inc.
                     Balance Sheet continued


LIABILITIES AND STOCKHOLDERS' EQUITY
                                              June 30         December 31
                                               1999               1998
                                        -----------------   ----------------
CURRENT LIABILITIES                        (unaudited)

   Accounts payable                     $        89,956     $       36,790
   Accrued expenses                             153,140             55,954
   Current portion of long-term
    liabilities (Note 3)                        448,304            127,657
                                        -----------------   ----------------
     Total Current Liabilities                  691,400            220,401
                                        -----------------   ----------------
LONG TERM LIABILITIES (Note 3)

   Notes payable-related party                  390,000             50,000
   Notes payable                                 47,051             70,872
   Capital lease obligations                     11,253             14,502
   Less current portion                        (448,304)          (127,657)
                                        -----------------   ----------------
     Total long term Liabilities                     -               7,717
                                        -----------------   ----------------
     TOTAL LIABILITIES                          691,400            228,118
                                        -----------------   ----------------
STOCKHOLDERS' EQUITY

   Common stock, authorized 50,000,000
    shares $.001 par value, issued and
    outstanding 10,299,000 and 11,100
    shares, respectively                         10,299                 11
   Additional paid in capital                   990,700            200,989
   Retained earnings                           (975,680)           (55,257)
                                        -----------------   ----------------
     Total Stockholders' Equity                  25,319            145,743
                                        -----------------   ----------------
TOTAL LIABILITIES AND STOCKHOLDERS'
  EQUITY                                $       716,719     $      373,861
                                        =================   ================

The accompanying notes are an integral part of these financial statements.

                        Whole Living, Inc.
                     Statement of Operations

                                                               From inception
                                                               on November
                                              For the Six      25, 1998
                                             Months Ended      through
                                                June 30        December 31,
                                                 1999          1998
                                             ---------------   ---------------
                                              (unaudited)

REVENUES                                     $    1,033,498    $      163,074

COST OF SALES                                       288,321            65,407
                                             ---------------   ---------------
GROSS PROFIT                                        745,177            97,667
                                             ---------------   ---------------
SELLING EXPENSES                                    675,477            54,755

RESEARCH & DEVELOPMENT                                1,047            10,040

GENERAL & ADMINISTRATIVE EXPENSES                   982,777            87,902
                                             ---------------   ---------------
TOTAL OPERATING EXPENSES                          1,659,301           152,697
                                             ---------------   ---------------
OPERATING LOSS                                     (914,124)          (55,030)
                                             ---------------   ---------------
OTHER INCOME AND (EXPENSES)

   Interest expense                                  (1,109)             (227)
   Interest income                                      900                -
   Loss on sale of asset                             (6,090)               -
                                             ---------------   ---------------
       Total Other Income and (Expenses)             (6,299)             (227)
                                             ---------------   ---------------
LOSS BEFORE INCOME TAXES                           (920,423)          (55,257)

PROVISION FOR INCOME TAXES (Note 1)                      -                 -
                                             ---------------   ---------------
NET LOSS                                     $     (920,423)   $      (55,257)
                                             ===============   ===============
NET LOSS PER SHARE                           $        (0.11)   $        (0.01)
                                             ===============   ===============
WEIGHTED AVERAGE OUTSTANDING SHARES               8,155,050         6,011,100
                                             ===============   ===============

The accompanying notes are an integral part of these financial statements.

                        Whole Living, Inc.
                Statement of Stockholders' Equity
 From Inception on November 25, 1998 through December 31, 1998, and June 30,1999 (unaudited)

                                                                       Additional   Retained
                                                    Common Stock       Paid in      Earnings
                                              Shares         Amount    Capital      (Deficit)
                                          ------------- -------------- ------------ -------------
Beginning Balance November 25, 1998                  -  $           -  $         -  $          -

November 1998-Shares issued to
 organizers for services                         9,400              9          991             -

December 1998-Shares issued for cash             1,700              2      199,998             -

Net (Loss) from inception on
 November 25, 1998 through
   December 31, 1998                                 -              -            -       (55,257)
                                          ------------- -------------- ------------ -------------
Balance on December 31, 1998                    11,100             11      200,989       (55,257)

Reorganization adjustment                   10,287,900         10,288      789,711             -

Net (Loss) for the six months
 ended June 30,1999(unaudited)                       -              -            -      (920,423)
                                          ------------- -------------- ------------ -------------
Balance on June 30, 1999 (unaudited)        10,299,000  $      10,299  $   990,700  $   (975,680)
                                          ============= ============== ============ =============

The accompanying notes are an integral part of these financial statements.

                                   F-7

                        Whole Living, Inc.
                     Statement of Cash Flows

                                                               From inception
                                                               on November
                                              For the Six      25, 1998
                                             Months Ended      through
                                                June 30        December 31,
                                                 1999          1998
                                             ---------------   ---------------
Cash Flows From Operating Activities          (unaudited)

Net income (loss)                            $     (920,423)   $     (55,257)
Non-cash items:
   Depreciation & amortization                       24,325            2,581
   Stock issued for services                             -             1,000
(Increase)/decrease in current assets:
   Accounts receivable                              (54,994)          (1,044)
   Inventory                                       (115,342)         (93,995)
   Prepaid expenses                                 (85,954)              -
Increase/(decrease) in current liabilities:
   Accounts payable                                  53,166           36,790
   Accrued expenses                                  97,186           55,954
                                             ---------------   ---------------
   Net Cash Provided (Used) by
    Operating Activities                         (1,002,036)         (53,971)
                                             ---------------   ---------------
Cash Flows from Investing Activities

  Cash paid for Property and Equipment             (117,427)         (71,510)
  Cash paid for Goodwill                            (16,767)         (43,295)
                                             ---------------   ---------------
     Net Cash Provided (Used) by
      Investing Activities                         (134,194)        (114,805)
                                             ---------------   ---------------
Cash Flows from Financing Activities

  Cash received from stock issuance                 800,000          200,000
  Cash received from debt financing                 340,000           50,000
  Principal payments on long-term debt              (27,070)         (13,019)
                                             ---------------   ---------------
     Net Cash Provided (Used) by
       Financing Activities                       1,112,930          236,981
                                             ---------------   ---------------
     Increase/(decrease) in Cash                    (23,300)          68,205

Cash and Cash Equivalents at
  Beginning of Period                                68,205               -
                                             ---------------   ---------------
Cash and Cash Equivalents at End of Period   $       44,905    $      68,205
                                             ===============   ===============
Supplemental Cash Flow Information:
  Cash paid for interest                     $           -     $          -
  Cash paid for income taxes                 $           -     $          -

Non-cash financing transaction:
  Purchase of equipment with lease
     obligations and notes                   $           -     $     101,393

The accompanying notes are an integral part of these financial statements.

                        Whole Living, Inc.
                Notes to the Financial Statements
                        December 31, 1998

NOTE 1 - Summary of Significant Accounting Policies

     a.     Organization

          Whole Living, Inc. (the Company) was incorporated on November 25, 1998 in the state of Utah. On November 30, 1998, the Company acquired the assets, leases, product line and name of Brain Garden, L.L.C., a Utah limited liability company engaged in the marketing and distribution of various natural food products, oils and bath salts. The Company does business under the name of Brain Garden, and maintains its headquarters in Provo, Utah.

     b.     Recognition of Revenue

          The Company recognizes income and expense on the accrual basis of accounting.

          The Company's source of revenue is from the sale of various food products and other natural products. The Company recognizes the sale upon receipt of the sales order, which is simultaneous with the payment of such goods. The Company offers a 30 day right of return, however, all conditions of FASB 48 are met and the revenue is recorded upon sale, with an estimated accrual for returns. The Company has no sources of comprehensive income.

     c.     Earnings (Loss) Per Share

          The computation of earnings per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements.

     d.     Provision for Income Taxes

          No provision for income taxes has been recorded due to net operating loss carryforwards totaling approximately $55,000 that will be offset against future taxable income. Since the Company has yet to prove they can generate taxable income, a valuation account has been created to eliminate the deferred tax asset.

          Deferred tax assets and the valuation account is as follows at December 31, 1998:

                                                December 31,
                                                    1998
                                                --------------
     Deferred tax asset:
        NOL carryforward                        $      18,700
     Valuation allowance                              (18,700)
                                                --------------
     Total                                      $          -
                                                ==============

                        Whole Living, Inc.
                Notes to the Financial Statements
                        December 31, 1998

NOTE 1 - Summary of Significant Accounting Policies (Continued)

     e.     Cash and Cash Equivalents

          The company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

     f.     Property and Equipment

          Expenditures for property and equipment and for renewals and betterments, which extend the originally estimated economic life of assets or convert the assets to a new use, are capitalized at cost. Expenditures for maintenance, repairs and other renewals of items are charged to expense. When items are disposed of, the cost and accumulated depreciation are eliminated from the accounts, and any gain or loss is included in the results of operations.

          The provision for depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Depreciation expense for the period ended December 31,1998 is $2,581.

     g.     Inventory

           Inventory is recorded at the lower of cost or market and consists primarily of consumable food products and ingredients.

     h.     Fair Value of Financial Instruments

          Unless other indicated, the fair values of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

     i.     Goodwill

          The Company recorded goodwill in the acquisition of the assets of Brain Garden, LLC, due to the excess cost paid over the estimated value of assets acquired. Goodwill is being amortized over 5 years on a straight-line method, to begin in 1999.

     j.     Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make assumptions that affect the amounts reported in the financial statements and accompanying notes. In these financial statements, assets, liabilities and earnings involve extensive reliance on managements estimates. Actual results could differ from those estimates.

                        Whole Living, Inc.
                Notes to the Financial Statements
                        December 31, 1998

NOTE 1 - Summary of Significant Accounting Policies (Continued)

     k.     Acquisition

          On November 30, 1998, the Company acquired the assets, lease obligations and product line of Brain Garden LLC, a Utah Limited Liability Company ("Brain Garden"). Brain Garden's product line consists of various natural food products, oils and bath salts. The acquisition was recorded using the purchase method of a business combination. Goodwill was recorded in the acquisition in the amount of $43,294 and will be amortized over 60 months. The Company paid $283,800 for the purchase of Brain Garden assets. The Company assumed leases in the amount of $14,500. The Company also assumed an operating lease for office space which expires in less than a year. No operating activity of Brain Garden is included in the statement of operations of the Company prior to the acquisition.

NOTE 2 - Property & Equipment

          Property and equipment consists of the following at  December 31,
1998:
                                                      December 31,
                                                      1998
                                                    -------------
                 Office equipment & furnishings     $     33,682
                 Office furniture & fixtures              34,829
                 Software                                 86,379
                 Leased equipment                         15,014
                                                    -------------
                                                         169,904
                  Less:
                    Accumulated depreciation              (2,332)
                    Accumulated depreciation -
                      leased equipment                      (250)
                                                    -------------
                  Total Property & Equipment        $    167,322
                                                    =============
NOTE 3 - Long-Term Liabilities

     Long Term Liabilities are detailed in the following schedules as of December 31, 1998:

 Notes payable related party is detailed as follows:     December 31
                                                            1998
                                                         ------------
     Note payable to a shareholder of the Company,
     non-interest bearing, due upon demand and
     unsecured                                           $     50,000
                                                         ------------
     Total notes payable - related party                       50,000
                                                         ------------

                        Whole Living, Inc.
                Notes to the Financial Statements
                        December 31, 1998

NOTE 3 - Long-Term Liabilities (continued)

     Notes Payable are detailed as follows:             December 31
                                                            1998
                                                       --------------
     Note payable to a corporation, non-interest
     bearing, due within 60 days of delivery of
     software, unsecured                               $      70,872
                                                       --------------
     Capital lease obligations are detailed in the
     following schedule as of  December 31, 1998:       December 31,
                                                            1998
                                                        --------------
     Capital lease obligation to a corporation
     for computer equipment, lease payments due
     monthly of $435 through February 2000,
     bears interest at 18%, secured by computer
     equipment.                                        $       5,401

     Capital lease obligation to a corporation
     for computer equipment, lease payments
     due monthly of $304 through April 2002,
     bears interest at 18%, secured by equipment.      $       9,101
                                                       --------------
     Total Lease Obligations                                  14,502
                                                       --------------
          Total long term liabilities                        135,374

     Less current portion of:
       Notes payable - related party                          50,000
       Notes payable                                          70,872
       Capital lease obligations                               6,785
                                                       --------------
     Total current portion                                   127,657
                                                       --------------
     Net Long Term Liabilities                         $       7,717
                                                       ==============

     Future minimum principal payments on notes payable and notes payable-related party are as follows:

                        1999                             $     120,872
                                                        --------------

    Total notes payable and notes payable-related party  $     120,872
                                                         =============

                        Whole Living, Inc.
                Notes to the Financial Statements
                        December 31, 1998

NOTE 3 - Long-Term Liabilities (continued)

     Future minimum lease payments are as follows at December 31, 1998:

          1999                              8,871
          2000                              4,471
          2001                              3,651
          2002                              1,217
                                      ------------
                                           18,210
Less portion representing interest         (3,708)
                                      ------------
          Total                       $    14,502
                                      ============

NOTE 4 - Commitments and Contingencies

               The Company is committed for their office facilities. Monthly lease payments are due of $4,886 on a month to month basis. Subsequent to the audit, the Company moved their facilities to Provo, Utah.

          The Company sales and distributes its products through independent distributors. The Company is committed to a guaranteed monthly distributors bonus of $5,000 to one of its distributors. The agreement has no termination date.

NOTE 5 - Going Concern

          The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has a short operating history and net operating losses since inception and is dependent upon financing to continue operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. It is management's plan to raise additional funds through a merger with a public company and market it's products aggressively.

NOTE 6 - Related Party Transactions

          Mark Comer, a shareholder of the Company, advanced $50,000 to the Company for operating capital. The entire amount is payable at December 31, 1998 and is due upon demand.

          All officers of the Company own an interest in MRB, LLC, a company which prepares the sales aids and product kits for the Company. $0 was paid to MRB through December 31, 1998 and $57,000 for the six months ended June 30, 1999.

          In May 1999, PHI Mutual Ventures, a shareholder of the Company loaned $340,000 to the Company. The loan bears interest at 9% and is due May 1, 2000. The note is secured by stock held by officers of the Company.

NOTE 7 - Subsequent Events

                        Whole Living, Inc.
                Notes to the Financial Statements
                        December 31, 1998

          Subsequent to the audit date, the Company received $650,000 in advances from Whole Living, Inc., a Nevada public corporation in anticipation of a merger to be completed by June 30, 1999.

NOTE 8 - Unaudited Information

          Whole Living, Inc. (the Company) has elected to omit substantially all footnotes to the financial statements for the six months ended June 30, 1999. The information furnished herein was taken from the books and records of the Company without audit. However, such information reflects all adjustments which are, in the opinion of management, necessary to properly reflect the results of the six months ended June 30, 1999. The information presented is not necessarily indicative of the results from operations expected for the full fiscal year.

NOTE 9 - Principles of Consolidation

          The June 30, 1999 unaudited financial statements include the books of Whole Living, Inc. (Nevada) and its wholly owned subsidiary Whole Living, Inc. (Utah). All intercompany transactions and balances have been eliminated in the consolidation.

NOTE 10 - Reverse Acquisition

               Effective May 24, 1999 the Company entered into an agreement to merge with Whole Living, Inc. a Nevada Corporation (WLN) which is a non-operating public company with no assets. Pursuant to the merger, WLN issued 6,000,000 shares of common stock to the shareholders of the Company for all outstanding stock of the Company. The merger was recorded as a reverse merger, with Whole Living, Inc. (Utah) being the accounting survivor. All historical financial information in these statements are therefore that of Whole Living, Inc. (Utah). A reverse merger adjustment was made to the books of the Company to reflect the change in capital to that of WLN. No goodwill or intangible assets were recorded upon the acquisition.

                        WHOLE LIVING, INC.

                  (A Development Stage Company)



                       FINANCIAL STATEMENTS

                     March 31, 1999 and 1998

              And From Inception (January 30, 1986)

                      Through March 31, 1999

                        TABLE OF CONTENTS



                                                  Page

Independent Auditors' Report                        3

Balance Sheets                                      4

Statements of Operations                            5

Statements of Stockholders' Equity                  6

Statements of Cash flows                            7

Notes to Financial Statements                    8-10

                       HAMMOND AND COMPANY
                    A PROFESSIONAL CORPORATION
                   CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Whole Living, Inc.

We have audited the accompanying balance sheets of Whole Living, Inc. (a development stage company) as of March 31, 1999 and 1998, and the related statements of operations, stockholders' equity, and cash flows for the years ended March 31, 1999, 1998 and 1997, and for the period from January 30, 1986 (inception), to March 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Whole Living, Inc. as of March 31, 1999 and 1998, and the results of its operations and cash flows for the years ended March 31, 1999, 1998 and 1997, and from January 30, 1986 (inception), to March 31, 1999, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. As discussed in Note 2 to the financial statements, the Company has suffered losses from inception, and anticipates the need for additional cash to fund its operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 2. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.

/s/ Hammond and Company

Salt Lake City, Utah
April 23, 1999

        1015 East 3900 South * Salt Lake City, Utah 84124
            Office: 801-2811-4050 * Fax 801- 281-4533

                        Whole Living, Inc.
                  (A Development Stage Company)
                    Comparative Balance Sheets



                                                   For the Years Ended
                                                         March 31
                                              1999                   1998
                                         ------------------ -----------------
ASSETS

Current Assets

   Cash                                  $        150,000   $              0

   Advance Receivable                             650,000                  0
                                         ------------------ -----------------
   Total Current Assets                           800,000                  0

Long Term Assets                                        0                  0
                                         ------------------ -----------------
Total Assets                             $        800,000   $              0
                                         ------------------ -----------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities                      $              0   $              0

Long Term Liabilities                                   0                  0
                                         ------------------ -----------------
Total Liabilities                                       0                  0
                                         ------------------ -----------------
Shareholders' Equity:

   Common stock, $.001 par value
   50,000,000 shares authorized;
   17,300,200 shares issued
   and outstanding                                 17,300             17,000

   Additional Paid In Capital                     799,700

Deficit accumulated during the
  development stage                              ( 17,000)           (17,000)
                                         ------------------ -----------------
Net shareholders' equity                          800,000                  0
                                         ------------------ -----------------
Total Liabilities and Shareholders'
  Equity                                 $        800,000   $              0
                                         ================== =================

           The accompanying notes are an integral part of these financial statements.

                        Whole Living, Inc.
                  (A Development Stage Company)
                 Comparative Statements of Operations

                                                                           From
                                                                                Inception
                                                                            (April 2, 1986)
                                         For the Years Ended March 31,        to March 31,
                                     1999            1998           1997          1999
                                  ------------- -------------- ------------- ---------------
                                                                (Unaudited)
Net sales                         $        0    $          0   $          0  $          0

Cost of sales                              0               0              0             0
                                  ------------- -------------- ------------- ---------------
Gross profit (loss)                        0               0              0             0

Operating expenses                         0               0              0        17,000
                                  ------------- -------------- ------------- ---------------
(Loss) from operations                     0               0              0       (17,000)

Income taxes                               0               0              0             0
                                  ------------- -------------- ------------- ---------------
Net (Loss)                        $        0    $          0   $          0  $    (17,000)
                                  ============= ============== ============= ===============
(Loss) per share                  $        0    $          0   $          0  $     (0.001)
                                  ============= ============== ============= ===============
Shares outstanding                 17,300,200     17,000,000     17,000,000    17,300,200
                                  ============= ============== ============= ===============

                 The accompanying notes are an integral part
                        of these financial statements.
                                    5

                        Whole Living, Inc.
                  (A Development Stage Company)
                Statement of Stockholders' Equity
            From Inception (January 30, 1986) Through
                          March 31, 1999

                                                                      Additional   Retained
                                                Common Stock          Paid-in -    Earnings
                                             Shares        Amount     Capital      (Deficit)     Total
                                             ------------ ----------- ------------ ------------- -----------
Balance at January 30, 1986 (inception)               -0- $       -0- $        -0- $         -0- $       -0-

Common Stock Issued for Marketing Rights      17,000,000      17,000           -0-           -0-     17,000

Net loss                                                                       -0-      (17,000)    (17,000)
                                             ------------ ----------- ------------ ------------- -----------
    Balance at March 31, 1986 (audited)       17,000,000      17,000           -0-      (17,000)         -0-
                                             ------------ ----------- ------------ ------------- -----------
Net Income                                                                     -0-           -0-         -0-
                                             ------------ ----------- ------------ ------------- -----------
    Balance at March 31, 1987 (audited)       17,000,000      17,000           -0-      (17,000)         -0-
                                             ------------ ----------- ------------ ------------- -----------
Net Income                                                                     -0-           -0-         -0-
                                             ------------ ----------- ------------ ------------- -----------
    Balance at March 31, 1988 (audited)       17,000,000      17,000           -0-      (17,000)         -0-
                                             ------------ ----------- ------------ ------------- -----------
Net Income                                                                     -0-           -0-         -0-
                                             ------------ ----------- ------------ ------------- -----------
    Balance at March 31, 1989 (audited)       17,000,000      17,000           -0-      (17,000)         -0-
                                             ------------ ----------- ------------ ------------- -----------
Net Income                                                                     -0-           -0-         -0-
                                             ------------ ----------- ------------ ------------- -----------
    Balance at March 31, 1990 (audited)       17,000,000      17,000           -0-      (17,000)         -0-
                                             ------------ ----------- ------------ ------------- -----------
Net Income                                                                     -0-           -0-         -0-
                                             ------------ ----------- ------------ ------------- -----------
    Balance at March 31, 1991 (audited)       17,000,000      17,000           -0-      (17,000)         -0-
                                             ------------ ----------- ------------ ------------- -----------
Net Income                                                                     -0-           -0-         -0-
                                             ------------ ----------- ------------ ------------- -----------
   Balance at March 31, 1992 (audited)        17,000,000      17,000           -0-      (17,000)         -0-
                                             ------------ ----------- ------------ ------------- -----------
Net Income                                                                     -0-           -0-         -0-
                                             ------------ ----------- ------------ ------------- -----------
    Balance at March 31, 1993 (audited)       17,000,000      17,000           -0-      (17,000)         -0-
                                             ------------ ----------- ------------ ------------- -----------
Net Income                                                                     -0-           -0-         -0-
                                             ------------ ----------- ------------ ------------- -----------
    Balance at March 31, 1994 (audited)       17,000,000      17,000           -0-      (17,000)         -0-
                                             ------------ ----------- ------------ ------------- -----------
Net Income                                                                     -0-           -0-         -0-
                                             ------------ ----------- ------------ ------------- -----------
    Balance at March 31, 1995 (audited)       17,000,000      17,000           -0-      (17,000)         -0-
                                             ------------ ----------- ------------ ------------- -----------
Net Income                                                                     -0-           -0-         -0-
                                             ------------ ----------- ------------ ------------- -----------
    Balance at March 31, 1996 (audited)       17,000,000      17,000           -0-      (17,000)         -0-
                                             ------------ ----------- ------------ ------------- -----------
Net Income                                                                     -0-           -0-         -0-
                                             ------------ ----------- ------------ ------------- -----------
    Balance at March 31, 1997 (audited)       17,000,000      17,000           -0-      (17,000)         -0-
                                             ------------ ----------- ------------ ------------- -----------
Net Income                                                                     -0-           -0-         -0-
                                             ------------ ----------- ------------ ------------- -----------
    Balance at March 31, 1998 (audited)       17,000,000  $   17,000  $        -0- $    (17,000) $       -0-
                                             ============ =========== ============ ============= ===========
Common Stock Issued for Cash                     300,000         300                    799,700     800,000

Issuance of Whole Living, Inc. Stock                 200

Net Income                                                                     -0-           -0-         -0-
                                             ------------ ----------- ------------ ------------- -----------
    Balance at March 31, 1999 (audited)       17,300,200  $   17,300  $   799,700  $    (17,000) $  800,000
                                             ============ =========== ============ ============= ===========

                    The accompanying notes are an integral part
                          of these financial statements.
                                         6

                             WHOLE LIVING, INC.
                        (A Development Stage Company)
                           Statements of Cash Flows
                      From Inception (January 30, 1986)
                            Through March 31, 1999


                                                                                                                       Cumula-
                                                                                                                       tive
                                                                                                                       Amounts
                                                                                                                       From
                                                                                                                       Incep-
                                                                                                                       tion to
                            -----------------------------------------------------------------------------------------  Mar 31,
                            1999     1998  1997  1996  1995  1994  1993  1992  1991  1990  1989  1988  1987  1986      1999
                            -------- ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- --------  ----------
Cash flows from operating
 activities

  Net Profit (loss)         $ 0      $ 0   $ 0   $ 0   $ 0   $ 0   $ 0   $ 0   $ 0   $ 0   $ 0   $ 0   $ 0   $(17,000) $ (17,000)

    Adjustments to reconcile
     net loss to net cash
     provided by operating
     activities:

    Changes in assets and
     liabilities

       Amortization           0        0     0     0     0     0     0     0     0     0     0     0     0     17,000    17,000
                             -------- ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- --------- --------
    Net cash provided
    (used) for operating
     activities               0        0     0     0     0     0     0     0     0     0     0     0     0          0         0

Cash flows from investing
 activities:                  0        0     0     0     0     0     0     0     0     0     0     0     0          0         0

    Advances                (650,000)  0     0     0     0     0     0     0     0     0     0     0     0          0  (650,000)
                            -------- ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- --------- ---------
     Net cash used for
      investing
      activities            (650,000)  0     0     0     0     0     0     0     0     0     0     0     0          0  (650,000)

Cash flows from financ-
  ing activities:

   Issuance of Common
    Stock for Cash           800,000   0     0     0     0     0     0     0     0     0     0     0     0          0         0
                            -------- ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- --------- ---------
    Net cash provided by
      financing activities   800,000   0     0     0     0     0     0     0     0     0     0     0     0          0         0
                            -------- ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- --------- --------
     Net cash provided
     (used) for investing
       and  financing
       activities            150,000   0     0     0     0     0     0     0     0     0     0     0     0          0  (650,000)
                            -------- ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- --------- ---------
Increase (decrease) in cash  150,000   0     0     0     0     0     0     0     0     0     0     0     0          0  (650,000)

Cash, beginning of the year        0   0     0     0     0     0     0     0     0     0     0     0     0          0         0

Cash, end of the year       $150,000 $ 0   $ 0   $ 0   $ 0   $ 0   $ 0   $ 0   $ 0   $ 0   $ 0   $ 0   $ 0   $      0  (650,000)
                            ======== ===== ===== ===== ===== ===== ===== ===== ===== ===== ===== ===== ===== ========  =========

   Supplemental Schedule of
   Noncash Investing Activities

    Issuance of common stock
    for acquisition of marketing rights                                                                          $ 17,000
                                                                                                                 =========

The accompanying notes are an integral part of these financial statements
                                      7

                        Whole Living, Inc.
                  Notes to Financial Statements
       For the Twelve Months Ended March 31, 1999 and 1998
  And From Inception (January 30, 1986) Through March 31, 1999

Note 1- Organization and History
        -----------------------
Nature of Operations
Whole Living, Inc. (the Company), a Nevada corporation was incorporated March 18, 1999. On March 19, 1999 the Company merged with Brick Tower Corporation (Brick Tower) an Idaho Corporation. The Company is the surviving corporation.

Brick Tower was incorporated on January 30, 1986, to lease, sell, and market the Hystar airship in Idaho under Hystar Worldnet Inc., initially the only shareholder. Brick Tower also acquired the marketing rights to the Burkett Mill, a waste milling device, from Hystar Worldnet Inc. The technology to further develop the Hystar airship and the mill by the parent company proved to be prohibitive, and shortly after the acquisition of the marketing rights further activity ceased.

The merger was recorded under the pooling of interests method of accounting. Each share of the Company remained outstanding as one fully paid and nonassessable share of capital stock of the surviving corporation, and each share of Brick Tower was converted into one fully paid and non-assessable share of capital stock of the surviving corporation.

Note 2- Basis of Presentation
        ---------------------
   The accompanying financial statements have been prepared on the going concern basis which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has suffered cumulative losses of $17,000 since inception, and the ability of the Company to continue as a going concern is dependent on its ability to successfully develop assets and ultimately achieve profitable operations.

   Management's plans in this regard are as follows:

   The Company will continue to seek cash proceeds from the sale of common stock or attempt to merge into an operating entity. If inadequate funds are received from security offerings, the Company will seek required operating capital through other means. There is no assurance that any such efforts would be successful.

   Officers and directors do not take a salary and will continue to do so until such time as the Company is able to make payments from profits.

   The Company believes that potential business opportunities warrant the effort to seek funding for additional projects. However, there is no assurance that any required capital will be available or that, if available, it can be obtained on terms favorable to the Company. The Company may negotiate with various investors to fund projects once identified, but there is no assurance that funding arrangements can be reached on terms acceptable or favorable to the Company.

                        Whole Living, Inc.
                  Notes to Financial Statements
       For the Twelve Months Ended March 31, 1999 and 1998
   And From Inception (January 30, 1986) Through March 31, 1999

  The Company believes that its continuous sale of securities through fiscal 2000 will enable it to meet its requirement for capital and liquidity through the end of fiscal 2000. The Company's liquidity requirements thereafter are not presently known inasmuch as they are substantially dependent on the results of assets acquired and liabilities incurred.

   The Company's management intends to raise additional operating funds through equity and/or debt offerings. However, there can be no assurance management will be successful in this endeavor.


Note 3- Significant Accounting Policies
        -------------------------------
   The Company's accounting policies reflect industry practices and conform to generally accepted accounting principles. The significant accounting policies are summarized below:

   (a) Continuing Operations: The accompanying financial statements have been prepared on a going concern basis which contemplates the realization of assets and liquidation of liabilities in the ordinary course of business. The Company has no significant recurring sources of income at this time. However, the Company is pursuing new objectives and business opportunities.

   (b) Accounting Methods: The Company recognizes income and expenses according to the accrual method of accounting.

   (c) Fiscal Year End: The Company has selected March 31 as its fiscal year end for financial reporting purposes.

   (d) Loss per Share: The computation of loss per share of common stock is based on the weighted average number of shares outstanding at the end of each period.

   (e) Issuance of Shares: Valuation of shares for services is based on the fair market value of services.

   (f) Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles

                        Whole Living, Inc.
                   Notes to Financial Statements
        For the Twelve Months Ended March 31, 1999 and 1998
   And From Inception (January 30, 1986) Through March 31, 1999

requires management to make estimates and assumptions that affect the amounts reported in financial statements and accompanying notes. Actual results could differ from those estimates.

Note 4- Stockholder's Equity
       ---------------------
   On January 15, 1999 the Company issued 300,000 restricted shares of common stock for $800,000.


Note 5- Advance Receivable
        ------------------
   Prior to March 31, 1999 the Company advanced to Whole Living, Inc., a Utah Corporation, $650,000 in anticipation of a merger to be completed within ninety days of the Company's fiscal year-end.

Note 6- Income taxes
        -------------
   The Company records its income tax provision in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires the use of the liability method of accounting for deferred income taxes.

   The Company has a net operating loss carryforward of $17,000 which expires in the year 2001.

   At March 31, 1999 the Company did not have any significant deferred tax liabilities or deferred tax assets.